Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

AppHarvest CEO of AppHarvest, Jonathan Webb on the Company’s Plans to List on Nasdaq

Tuesday, September 29, 2020

CORPORATE PARTICIPANTS Jonathan Webb - President, Chief Executive Officer

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TRANSCRIPT

Nicole Petallides

…which announced it’s going public, through a SPAC. It’s so nice to see you. This is an exciting concept. It’s my understanding you’re building the world’s largest greenhouse. This is all about produce, I guess, in the best way. Jonathan, tell me more.

Jonathan Webb

Yeah, well, I’m standing in the facility. It’s 2.8 million square feet. We’re going to be planting plants here this year and--we’ll be selling tomatoes here in a couple of months. To put that in perspective, it is twice as large as Amazon’s largest distribution center, so a massive facility. My background is building some of the largest solar projects in the U.S., bringing that experience over to agriculture now--and now, building controlled environment ag facilities here in the heart of Central Appalachia.

Nicole Petallides

Did you find that this is the time, this is the time to grow the produce? This is the time to have a SPAC and go public? Why now?

Jonathan Webb

Well, great question. So COVID has really just highlighted the inefficiencies and, frankly, vulnerability of the food supply. Our governor here in Kentucky will be back out with us in a couple of weeks. We made an announcement with him a month or two ago. He’s making Ag Tech one of the top economic development priorities for our state.

The reality we’re sitting in is 4 billion pounds of tomatoes were imported from Mexico to the U.S. last year. That was 1.2 billion pounds, around 10 to 15 years ago. We’re trucking produce 2,000 miles to get to the average American’s plates. It’s not going to last. It’s not going to work for decades to come.

Look at California. It’s on fire, running out of water. That’s where we grow our leafy greens here in the U.S., so the very little food production that’s still happening in the U.S. is being grown in drought-stricken areas where climate disruption is not going to allow farmers to continue to grow in the coming decade. So, what our investors believe, Fidelity is one of the largest investors in this round of capital where we’re raising $475 million with the PIPE and SPAC.

You know, our investors believe that just like in our lifetime, most or all power will eventually come from renewables, most all cars will eventually run on electricity, most fruit and vegetable production at scale globally will have to be done indoors in a controlled environment. We don’t have a choice. Use 90% less water, get 30x more yield per acre. Don’t use the harsh chemicals. So, use a lot less resources to get a lot more production in a world where we have a rising middle class.

The UN Security Council that visited here in Kentucky a couple of months ago told our team, you know, their prediction is 50 to 70% more food globally is what is needed by 2050. Some are saying we would need two planet Earths to have enough land and water to grow that food the way we’re growing it today.

We’re not talking about it. Investors aren’t talking about it. Politicians aren’t talking about it. But in this next decade, we’re not going to have a choice. We’ve got to rebuild farming not only in America but around the world, use technology, use infrastructure, and better align with nature.

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Nicole Petallides

Yeah, I mean, I know what you’re saying, especially during COVID. It really--the pandemic really brought to light the need for having our own food right here in our own country. As the borders were cut off, we had, you know, some meat factories shut down or at a slow, slow production rate, no doubt. We’ve turned to plant-based foods. I know you have the Impossible Foods CFO on your board. Martha Stewart’s on the board as well. So, what do you plan to grow there exactly? And how are you going to make money?

Jonathan Webb

Yeah, well, we’re going to make money through selling fruits and vegetables, and we’re not going to raise prices for Americans. We’ll be at some of the largest grocers, the largest fast-food chains. We’re--that’s our product, fruit and vegetables. We’re going to start out growing tomatoes, the number one import from Mexico. But in the coming years, you’ll see us growing tomatoes, cucumbers, peppers, leafy greens.

We’ve got to bring that production indoors. We’ve got to regionalize it all across the U.S. I was with Secretary Perdue earlier this year. Again, the USDA is trying to wrap their heads around how have we shut down much of our farming in the U.S. over the last 10 to 15 years and specialty crop? And have we pushed it out of the country to import it back in? It’s not going to last. We’re going to bring it back in the country. We’re going to put it in a controlled environment.

So, yeah, you mentioned those investors, very fortunate. A board of Jeff Ubben, Martha Stewart, David Lee, the CFO of Impossible Foods. But our investor base is phenomenal. Steve Case, James Murdoch, Jim Breyer. A great group of investors and board who are going to work to change agriculture, use technology and shift this country forward--in a direction that we must go.

Nicole Petallides

It’s not something we focus on every day, but this is exciting stuff.

Last but not least, you mentioned Amazon and how you’re twice as large as their largest distribution center or whatever you said. Correct me, you know. But the point I was going to make is who are you going to work with? Are you going to work with the supermarkets like Kroger? Are you working with Amazon? Are you working with Whole Foods, Instacart, Peapod? I mean, I don’t know. How are you going to do this? Fresh Direct? Hunts Point in the Bronx here? I mean, how are you going to do that?

Jonathan Webb

Well, we’re in a situation--demand well exceeds supply. We will not be able to build and grow fast enough. We’ll be at the largest grocers, one of the largest--some of the largest fast-food chains. And so, your viewers will see that later this year.

But we’re in a situation where the grocers feel the pressure, climate disruption, imports that have only--you see the issues getting from Mexico to the U.S. during COVID. And maybe the most important is food safety. Look at last year. We had to rip leafy greens off the store shelves because of food borne outbreak around Thanksgiving.

The grocers cannot get enough controlled environment ag supply in the U.S. Fast-food chains can’t get it fast enough. Your viewers are going to see this in the coming years.

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Again, I came from the solar industry where 10 to 15 years ago it was a boutique industry in the U.S. We put tens of billions of dollars to work in that industry, rebuilding the energy sector. I’m standing in the heart of coal country. We’re building in Central Appalachia. That’s where our company is developing, where we can get to three quarters of the U.S. in a day drive.

I know many of those coal operators, and so when people ask how quickly can agriculture shift?

Nicole Petallides

Right.

Jonathan Webb

I ask your viewers to look at energy and see what happened where just about every coal company went bankrupt in the last 10 to 15 years and renewable energy took off. So, it’s going to happen in ag. It needs to happen. We need tens of billions of dollars flooding into American farming, utilizing technology. There hasn’t been a great American revolution in agriculture since the tractor. That’s pretty phenomenal, right? Like the tractor was the last thing to move farming forward in a significant way.

Nicole Petallides

I think--I think--yeah.

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Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

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Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.